

Morningstar Credit Ratings, LLC

Exhibit 7 - Policies and Procedures to address and manage conflicts of interest

- ➢ Code of Ethics

- ➢ Code of Conduct

- ➢ Policies, Procedures and Internal Controls with Respect to Rule 17g-5(c)(1) Exemption

- ➢ Policy Regarding Document Retention

- ➢ Look-Back Review Policies and Procedures

- ➢ Policies and Procedures for Logging Inquiries from Users of our Credit Ratings

- ➢ Policies and Procedures for the Treatment of Tips Alleging Material Violations of the Law



MORNINGSTAR CREDIT RATINGS, LLC ("MCR")

Policy and Procedure

Code of Ethics

Table of Contents

1.   Introduction

This Code of Ethics (the "**Code**") sets forth the standards of conduct expected of all **Access Persons** of Morningstar Credit Ratings, LLC ("**MCR**"). This Code is designed to guide Access Persons with respect to standards of business conduct and personal investment activities.

Morningstar is required to provide all Access Persons with a copy of this Code and any amendments hereto. Each Access Person is required to provide the **Compliance Department** with a written acknowledgement of his or her receipt of the Code and any amendments hereto.

MCR requires its Access Persons also to comply with this Code and MCR's: Code of Conduct and Confidential Information and Analytics Firewalls Policies, which are incorporated herein by reference. Copies of MCR's Code of Conduct and Confidential Information and Analytics Firewalls Policies are made available on MCR's website, at www.morningstarcreditratings.com as part of MCR's Form NRSRO, Exhibits 5 and 3, respectively.

Unless defined in the following sections, key terms and phrases have the meanings defined in Section X. Each defined word or phrase is identified in **bold-faced type** the first time it is used in the Code.

2.   Standards of Business Conduct

A. PLACING THE INTERESTS OF OUR CLIENTS FIRST

This **Code** is based on the principle that **MCR** and you, as an Access Person, owe a responsibility to best serve our Clients. Accordingly, you must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. The Code seeks to place the interests of our Clients over the interests of MCR and any Access Person.

At all times, you must:

1.   **Place the interests of our Clients first**. In other words, you must scrupulously avoid serving your own personal interests ahead of the interests of our Clients.

2.   **Conduct all of your personal securities transactions in full compliance with this Code.** You must not take any action in connection with your personal investments that could cause even the appearance of unfairness or impropriety. Accordingly, you must comply with the policies and procedures set forth in this Code. Doubtful situations should be resolved against your personal trading.

3.   **Avoid taking inappropriate advantage of your position**. The receipt of investment opportunities, gifts or gratuities from persons seeking business with MCR directly or on behalf of a Client could call into question the independence of your business judgment. Doubtful situations should be resolved against your personal interest.

B. LEGAL COMPLIANCE

Access Persons must obey all laws and regulations applicable to MCR's business, including but not limited to, the applicable **Federal Securities Laws**. You should contact the Compliance Department or MCR Legal Counsel with any question.

C. COMPLIANCE DEPARTMENT

No member of the Compliance Department may take part in a decision relating to a **Covered Security** in which such person has or, as part of the transaction in question, would acquire **Beneficial Ownership**. For any decision relating to a Covered Security for which a Compliance Department member has or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the other Compliance Department member will have final decision making authority. If both members of the Compliance Department have or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the matter will be referred to the General Counsel Office of MCR, Inc.

3. Managing Conflicts of Interest

A. PROHIBITED CONFLICTS

MCR is prohibited from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency:

1. Issuing or maintaining a credit rating solicited by a person that, in the most recently ended fiscal year, provided it with net revenue (as reported under Rule 17g-3 of the Exchange Act) equaling or exceeding 10% of its total net revenue for the fiscal year;

2. Issuing or maintaining a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where MCR, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating;

3. Issuing or maintaining a credit rating with respect to a person associated with MCR;

4. Issuing or maintaining a credit rating with respect to an obligor or security where MCR or a person associated with MCR made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security; or

5. Issuing or maintaining a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within MCR who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models.

6. Issuing or maintaining a credit rating where a person within the MCR who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models also:

    (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, MCR, Inc.); or

    (b) Is influenced by sales or marketing considerations.

With regard to the prohibitions in paragraphs (1), (5), and (6) above, to the extent the **Commission** permits exemptions by rule, order, and waiver or otherwise, it shall not be a violation of this Code to engage in the forgoing activities, if MCR obtains such an applicable exemption. With respect to paragraph (1) above, actual and forecasted revenues will be analyzed by the Compliance Department each month for concentrations exceeding 10%. When it is reasonably certain to assume that revenues will not change significantly from the forecast and the concentrations shown reflect revenues for a particular client will exceed 10% for a particular client by the fiscal year-end, an exemption request will be submitted to the Commission. Generally, MCR will not be able to determine this prior to the close of the third quarter of its fiscal year. At which time, a request for an exemption, if required, will be initiated. MCR will disclose such conflict of interest in its Form NRSRO, even if an exception, waiver, or order by the Commission grants MCR relief from the above prohibition.

With regard to paragraph (6) above, the prohibition applies to all applicable MCR employees and to members of the Board or similar body which carries out oversight of MCR pursuant to requirements set out within the Dodd-Frank Act and related SEC rules.

B. GIFTS

MCR is prohibited from issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities, such as meetings, that have an aggregate value of no more than $25. Therefore, credit analysts may not accept any such gifts.

Access Persons must not accept any investment opportunity, gift, gratuity or other item of more than nominal value (not to exceed $100), from any person or entity that does business, or desires to do business, with MCR directly or on behalf of a Client. This is not limited to issuers, underwriters, or sponsors, and can include any other users of our credit ratings, vendors, data and service providers, or similar such persons or entities who would like to do business with MCR in the future.

All gifts should be promptly reported to the Compliance Department before being consumed or accepted via the "NRSRO Compliance" email box. If the gift is tangible and the receipt of the gift violated applicable Federal Securities Laws and/or this Code, the Compliance Department may make arrangements to have the gift returned, donated or destroyed. If the gift violates this Code or applicable Federal Securities Laws, a letter explaining MCR's policy with respect to gifts will be sent to the applicable issuer, arranger, underwriter or sponsor.

Annually, you will be asked to certify that you have not received any such gifts for which your receipt thereof was not approved by the Compliance Department or permissible under this Code.

All MCR employees are prohibited from giving anything of value to foreign government officials, other than light refreshments in the course of normal business meetings. "Anything of value" includes, but is not limited to, paying for extravagant meals, providing money, gifts or entertainment, as well as paying for travel expenses or conference fees.

C. SERVICE AS A DIRECTOR, OFFICER, OR SIMILAR FUNCTION OF OTHER ENTITIES

MCR is prohibited from issuing or maintaining a credit rating where a credit analyst, who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating. In determining whether Securities are rated by MCR, you must obtain confirmation from the Compliance Department.

Access Persons may not engage in any outside employment, consulting or other activity that would create an actual or apparent conflict of interest with their employment with MCR. In determining whether any outside employment, consulting or other activity would create an actual or apparent conflict of interest with your employment with MCR, you must obtain confirmation from the Compliance Department.

Access Persons may not serve on the board of directors or other governing board of a publicly traded company, even though it is not an obligor, issuer, sponsor, underwriter or arranger of any Securities for which MCR issues or maintains a credit rating, unless the Access Person has received the prior written approval of the Compliance Department, which approval may be withheld in the discretion of the Compliance Department and will not be given unless a determination is made that your service on the board would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws. Even if MCR approves your serving in such capacity for another company, you may not have any ownership interest in, or affiliation, business relationship or other financial or personal interest with, that company, unless you have received the prior written approval of the Compliance Department, which approval may be withheld in the discretion of the Compliance Department and will not be given unless a determination is made that such interest would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws.

Annually, you will be asked to certify that you have not violated the foregoing code provisions. In addition, appropriate measures must be taken in accordance with the "Non-MCR Business Activities" section of MCR Inc.'s Code of Ethics.

D. INSIDER TRADING AND SAFEGUARDING MATERIAL NON-PUBLIC OR CONFIDENTIAL INFORMATION

1. Access Persons are prohibited from engaging in transactions in any Securities while in possession of material, nonpublic information regarding the Securities (so-called "insider trading"). Access Persons are also prohibited from providing material, nonpublic information to any person who might use the information to purchase or sell Securities (so-called "tipping"). Any questions regarding MCR's policy on insider trading or the application of the insider trading policy to any specific information should be directed to a member of the Compliance Department. Insider trading can result in significant civil penalties and can result in criminal prosecution.

2. Definitions

   (a) Material Information - Generally speaking, information is "material" where there is a substantial likelihood that a reasonable investor could consider the information important in deciding whether to buy or sell the Securities in question, or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the "total mix" of information available. Where the nonpublic information relates to a possible or contingent event, materiality depends upon a balancing of both the probability that the event will occur and the anticipated magnitude of the event in light of the totality of the activities of the issuer involved. Common, but by no means exclusive, examples of "material" information include information concerning a company's sales, earnings, dividends, significant acquisitions or mergers and major litigation. So-called "market information," such as information concerning an impending Securities transaction, may also, depending upon the circumstances, be "material." Because materiality determinations are often challenged with the benefit of hindsight, if an Access Person has any doubt whether certain information is "material," this doubt should be resolved against trading or communicating this information.

(b) <u>Nonpublic information</u> - Information is "nonpublic" until it has been made available to investors generally. In this respect, one must be able to point to some fact to show that the information is generally public, such as inclusion in reports filed with the Commission or press releases issued by the issuer of the Securities, or reference to this information in publications of general circulation. Information provided by a Client concerning what Securities are being followed by the Client, and the Client's past, present and prospective Securities transactions or holdings, is strictly confidential.

Any questions regarding MCR's policy on insider trading or the application of the Insider Trading Policy to any specific information should be directed to a member of the Compliance Department.

(c) <u>Confidential information</u> - Refer to our Confidential Information and Analytics Firewalls Policies for a description or definition of any reference to "confidential information," "confidential" or words of similar import with respect to information received by MCR in connection with its ratings services and related analysis. Access Persons should observe the confidentiality of information that they acquire by virtue of their employment at MCR, including information concerning customers, competitors and other Access Persons, except where disclosure is approved by the DCO of MCR or otherwise legally mandated. Of special sensitivity is financial information, which should under all circumstances be considered confidential except where its disclosure is approved by MCR, or when it has been made publicly available in a press release or a report filed with the Commission or other comparable regulatory authority.

3. <u>Information Safeguarding.</u> Access Persons are required to take all reasonable steps to safeguard all material non-public information or confidential information obtained through his or her employment at MCR from fraud, misappropriation or misuse, and to maintain the analytical firewalls set forth in MCR's Confidential Information and Analytics Firewalls Policies. To protect this type of information and maintain adequate analytical firewalls, Access Persons should maintain the following safeguards:

(a) Analysts may discuss the analysis supporting the credit rating for a particular transaction or security with an investor or subscriber. In the case of an initial rating, analysts may discuss the analysis supporting the rating on investor calls only after the issuer or one of its agents have distributed the preliminary disclosure documents or similar materials. However, an analyst should never discuss material non-public information or confidential information with any investor or subscriber. Analysts should discuss only the information publicly disclosed and their analysis of the rating.

If investors or subscribers make an inquiry regarding fees, contract provisions, or new products, analysts should refer these persons to the appropriate person in Sales & Marketing.

If an investor or subscriber provides the analyst with new or different information that may be relevant for his or her rating analysis, the analyst may investigate the information provided. The analyst should notify the Compliance Department if they are unable to determine whether such claims are material non-public or confidential information, before utilizing the information in any rating analysis.

(b) Access Persons are prohibited from having discussions regarding material non-public or confidential information under circumstances in which others could overhear these conversations or in locations where applicable analytical firewalls between MCR groups could be compromised. Furthermore, information that is covered by this provision applies at all times to communications both inside and outside MCR's offices. Access Persons should enter or reserve a private conference room for these discussions. Access Persons must refrain from having conversations related to such information in public locations, such as restaurants, subways, trains, elevators, taxis and airplanes, and from using speakerphones in those locations.

(c) Credit ratings files, documents, and related work products must not be left in the open for unauthorized personnel to see. Excess or additional copies of materials and documents properly stored in accordance with applicable law, should shredded when no longer used. In addition, issuer files may not be released to any third parties without the express written consent or direction of the issuer, except in response to any valid request for such information contained in a subpoena, court order or as otherwise required by applicable law or by any judicial, legislative or regulatory authority.

If a matter is of a particularly sensitive nature, additional precautions may be appropriate. These could include keeping files secured in locked cabinets or other secure places, arranging for special handling of files, and utilizing private conference rooms when speaking on the telephone to avoid being overheard. If an Access Person's desk is situated where unauthorized persons may see such materials, sensitive papers should be locked and/or kept in drawers, turned face side down, or otherwise concealed.

E. MONITORING, INVESTIGATIONS AND OTHER CONFLICTS OF INTEREST

1. MCR Access Persons must cooperate with all monitoring, controls and investigations conducted by the Compliance Department in its efforts to manage and monitor conflicts of interest. This includes, but is not limited to:

    (a) Making yourself available for interviews as part of the internal audit process and answering questions asked honestly;

    (b) Completing all periodic and one-time certifications required under this Code and any other policies and procedures adopted from time to time;

    (c) Participating in all personal securities reporting and monitoring activities as required by this Code;

    (d) Maintaining proper records of rating actions as required under applicable law and
    (e) MCR's policies and procedures;

    (f) Completing annual internal questionnaires and certifications regarding your background, business relationships, and experience; and

    (g) Properly documenting and tracking calls and correspondences with investors, subscribers, issuers or arrangers as may be requested by the Compliance Department.

2. From time to time, the Compliance Department may monitor potential conflicts of interest that are not

directly prohibited under applicable law, but may affect the integrity of is credit rating process. Access Persons are subject to such policies, protocols and procedures that may be developed to address such conflicts of interest in the future.

4.   Personal Securities Transactions

A. TRADING IN GENERAL

An Access Person is prohibited from using or sharing confidential or material non-public information for the purpose of trading any Security. Please refer to section 3 D. 1 of this Code for more details.

An Access Person or an Immediate Family is prohibited from buying, selling, engaging in any type of transaction or having any direct/indirect Beneficial Ownership in any Covered Security issued, guaranteed, or otherwise supported by any entity (i.e. issuer, obligor) within an Access Person's analytical responsibility in MCR. Analytical responsibility includes but not limited to participating in determining the credit rating in any capacity, approving the credit rating and monitoring the credit rating.

Restricted Lists are provided for all Analytical staff. Restricted Lists contain a listing of securities which cannot be held or traded by Analytical staff within the practice area or by their immediate family members (defined as family members living in the same household). Restricted Lists are posted on "P:→ Templates and Lists" and updated periodically by Compliance in collaboration with analytical group heads. If you conduct analytical work or have access to nonpublic information in more than one practice area, the restricted lists of all such analytical practice areas will apply to you.

Additionally, Analytical staff may not purchase or hold sector funds which correspond to the sector(s) in which they either influence a credit rating or have access to material nonpublic information (including a credit rating recommendation or a credit rating not yet made public).

An Access Person must report, in compliance with the provisions set forth below, any **Purchase or Sale of a Covered Security** in which such Access Person has, or by reason of the transaction will acquire any direct or indirect Beneficial Ownership.

At any time, the Compliance Department may identify actual or potential conflicts of interest and by email notify Access Persons that personal securities transactions in a certain Client or Security may be prohibited, limited or subject to pre-clearance. Access Persons could be asked to divest their interests or hold their interests for an indefinite period of time.

MCR Access Persons are also subject to relevant requirements in MCR Inc.'s Securities Trading and Disclosure Policy such as but not limited to "Blackout" periods for buying or selling MCR securities. Restricted Stock Units are subject to reporting requirements upon execution of any transactions.

B. PRE-CLEARANCE

Access Persons must seek to obtain pre-clearance trading approval from the Compliance Department to Purchase or Sell any Covered Security for which the Access Person has or will have by reason of the trade acquire

Beneficial Ownership of a Covered Security that MCR provides a credit rating or other forms of opinion including ranking, assessment on such Covered Security.

Access Persons can seek pre-clearance for certain transactions that may otherwise be prohibited by this Code in the event of a documented financial hardship or the settlement of an estate, so long as the transaction would not violate Federal Securities Laws.

The Compliance Department retains the sole discretion to pre-clear transactions. Pre-clearance approvals need to be obtained prior to the transaction's execution and requests can be made via email or another form acceptable to the Compliance Department. Compliance will generally reach out to the individual's manager to discuss access to, influence over, the credit rating in question.

This pre-clearance requirement does not apply to the purchase or sale of Covered Security in a "blind" trust, separately managed accounts, wrap account or similar arrangement where the person covered by this policy does not direct the trustee, money manager or other investment advisor who has discretion over the funds to make the particular purchase or sale.

C. REPORTING

The Compliance Department shall identify and inform all Access Persons of their duty to complete and provide the account statements and reports described below in sections E - H. The Compliance Department will review such account statements and reports.

Such account statements and reports received by MCR shall be kept confidential except to the extent that disclosure may be required by regulatory authorities and that disclosure, on a confidential basis, may be made for an audit of compliance procedures.

D. ADDITIONAL RESTRICTIONS FOR CERTAIN ANALYSTS, DIVISIONS OR GROUPS

Certain MCR Access Persons may be subject to additional restrictions with respect to whether they may hold certain Securities.

An analyst must not engage in any Purchase or Sale of a Covered Security in which such analyst has, or by reason of the transaction will acquire, any direct or indirect Beneficial Ownership, if that Covered Security is:

(a) (i) issued by a **Third-Party Service Provider** that is subject to a current ranking or assessment (or similar determination, regardless of title) issued and maintained by MCR; and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title); or

(b) (i) issued by a Third-Party Service Provider, or the parent or an affiliate thereof, that the Compliance Department, in its sole discretion, has designated as a Third-Party Service Provider whose securities may not be held by an analyst within the Operational Risk Assessment Group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title); and (ii) the analyst either participated in determining, or was

responsible for approving, that ranking or assessment (or similar determination, regardless of title). In furtherance of this subparagraph, the Compliance Department may, from time to time, designate a third-party service provider, or the parent or certain or all affiliates thereof, as an issuer whose securities may not be held by an analyst within the Operational Risk Assessment Group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title).

An analyst is deemed to have participated in determining or approving a ranking or assessment if the analyst participated in its determination or approval in any manner, including participation on a committee that was responsible for such determination or approval.

E. INITIAL ACCOUNTS and HOLDINGS REPORTS

If you are an Access Person, you must report no later than ten (10) days after becoming an Access Person to the Compliance Department the following information:

(a) the name, holding type, holding account, and number of shares of each Covered Security in which the Access Person had any direct or indirect Beneficial Ownership as of the date the person became an Access Person;

(b) the name of the account, account number, account type and broker, dealer or bank with which the Access Person maintains an account in which any Covered Securities are held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

(c) the date that each report is submitted by the Access Person.

F. QUARTERLY TRANSACTION REPORTS

Every Access Person must report to the Compliance Department no later than thirty (30) days after each calendar quarter end the following information:

(a) With respect to any transaction during the quarter in a Covered Security in which the Access Person had or acquired any direct or indirect Beneficial Ownership:

1. The date of the transaction, the name, the interest rate and maturity date (if applicable), and the number of shares of each Covered Security involved;
2. The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
3. The price of the Covered Security at which the transaction was effected;
4. The name broker, dealer or bank with or through which the transaction was effected; and
5. The date that the report is submitted by the Access Person.

The foregoing includes reporting securities acquired through a gift, inheritance, marriage or similar event.

(b) With respect to any account established by the Access Person in which any Covered Securities were held during the quarter for the direct or indirect benefit of the Access Person.

    1. The name of the account, account number, account type, and broker, dealer or bank with which the Access Person established the account;

    2. The date the account was established; and

    3. The date that the report is submitted by the Access Person.

(c) If an electronic feed is received on the account(s) reported, then the Access Person should review the Quarterly Transaction Report and make any edits needed before certifying for it. If an electronic feed is not provided, then the Access Person must manually enter any transactions and upload the relevant statements.

G. ANNUAL HOLDINGS REPORTS

If you are an Access Person, you must report no later than thirty (30) days after the calendar year end, the following information:

(a) the name, holding type, holding account, number of shares, of each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership and is not held in an account reported in subsection (b) below;

(b) the name of any broker, dealer or bank and the related account number with which the Access Person maintains an account in which any Covered Securities are held for the direct or indirect benefit of the Access Person; and

(c) the date that the report is submitted by the Access Person.

If an electronic feed is received on the account(s) reported, then the Access Person should review the Transactions section of the Annual Combined Report and make any edits needed before certifying for it.

The above information is required to be updated annually. More specifically, each Access Person must submit annually a holdings report setting forth the above-specified information that must be current as of a date no more than forty-five (45) days before the report is submitted.

H. EXCEPTIONS TO REPORTING REQUIREMENTS

(a) Access Persons are not required to report securities transactions in Covered Securities purchased pursuant to an **Automatic Investment Plan** on the Quarterly Transaction Report.

5. Complaint Policy

A. FIRM'S DEFINITION OF A COMPLAINT

This policy applies to complaints received that pertain to the firm's (i) credit ratings, models and methodologies; and (ii) compliance with applicable Federal Securities Laws provided by users of MCR's credit ratings or by Access Persons of MCR. Complaints need not be hostile and can be merely suggestions, concerns, inquiries, allegations, suspicions, or questions that may suggest: (i) a failure to follow published methodologies, criteria, and models; (ii) errors in the application of methodologies, criteria or models, including the selection of the model used; (iii) unfair or inappropriate application of our ratings, models, criteria or methodologies; (iv) inappropriate activity or errors by an analyst; and (v) a possible violation of the law.

Complaints may be submitted on a confidential, anonymous basis. If you are unsure whether a communication you receive or a concern that you have is a complaint, you should report it as such and allow the Compliance Department to make the final determination as to whether it is a complaint subject to this policy.

B. COMPLAINT REPORTING

Complaint reporting pertaining to MCR's credit ratings, models and methodologies; or compliance with applicable Federal Securities Laws should be conducted as follows:

1. Access Persons of MCR are required to immediately notify their direct supervisor and the Compliance Department in writing of any complaints that (a) the Access Person has; (b) the Access Person receives from users of MCR's credit ratings; or (c) the Access Person receives from another MCR Access Person. Access Persons should not independently respond to or settle any complaint made by a user of MCR's credit ratings or by another MCR Access Person. If the complaint involves the Access Person's director supervisor or MCR's President, the MCR Access Person need not notify such supervisor or the President of such complaint.

2. Users of MCR's credit ratings may submit any complaints in writing to MCR's Compliance Department by either of the following methods:

    (a) Via mail or courier to:
         Morningstar Credit Ratings, LLC,
         220 Gibraltar Road, Suite 300
         Horsham, PA 19044
         ATTN: Compliance Department

    (b) Via email to: NRSROcompliance@morningstar.com

3. The complaints should identify the name and contact information (email, address, and phone number) of the complainant, along with a description of the nature of the complaint, the dates on which the incidents subject to the complaint occurred or were noticed by the complainant.

4. Complaints will be shared internally only when such persons have a legitimate business reason to know or are actively assisting in the investigation and/or resolution of the complaint.

5. In lieu of the processes set forth in paragraphs (1) and (2) above, complaints can be submitted on a confidential and anonymous basis.

(a) MCR Access Persons may submit complaints on an anonymous and confidential basis through the Global Compliance website (www.integrity-helpline.com/morn.jsp) or by calling 1-800-555-8316.

(b) Users of MCR's credit ratings may submit complaints on an anonymous and confidential basis by:

    i.   Via mail or courier to:
Morningstar Credit Ratings, LLC
220 Gibraltar Road, Suite 300
Horsham, PA 19044
ATTN: Compliance Department

    ii.   Phone toll free to: 1(800) 299-1665. The caller should request to speak to someone in the Compliance Department.

C. RESPONSIBILITY FOR AND TREATMENT OF COMPLAINTS

1. Supervisors and the Compliance Department will deal with complaints in a responsive and fair manner.

2. Each supervisor has a responsibility for ensuring that his or her direct reports are aware of their responsibilities in handling complaints in accordance with firm's policies. Each supervisor is responsible of supporting the Compliance Department and MCR in fulfilling its responsibility of investigating complaints in a timely manner and providing all information requested by the Compliance Department that is responsive to complaint. Each supervisor has the responsibility of reminding his or her direct reports that they have responsibility of informing the Compliance Department of complaints he or she has regarding the firm's credit ratings, models and methodologies and suspected violations of applicable securities laws and that he and she has the ability to submit complaints on an anonymous and confidential basis using the Global Compliance website (www.integrity-helpline.com/morn.jsp) or by calling 1-800-555-8316 and for responding to all complaints.

3. The Compliance Department is responsible for investigating all complaints received in a timely and complete manner. After careful consideration of all of the facts, circumstances, and information received pertaining to the complaint, the DCO is responsible for providing a recommendation to the applicable supervisor and/or President as to what action or actions should be taken.

4. The Compliance Department is responsible for ensuring that MCR responds to all written complaints received.

5. The Compliance Department will maintain a complaint file for a period no less than is required under applicable law that can contain the following items, as applicable:

(a) a copy, transcript or recording of the complaint (if not available a summary of the complaint),

(b) the date the complaint was received,

(c) documents gathered during the investigation of the complaint,

(d) recommendations as to what action or actions should be taken with respect to this complaint,

(e) any subsequent communication with the complainant including any final written response,

(f) the date of any final written response, and

(g) action taken by MCR in light of the complaint and recommendations.

6. Reporting of Violations

If an Access Person becomes aware of any violation(s) or potential violation(s) of any of the provisions of this Code of Ethics, such Access Person must report such violation(s) or potential violation(s) promptly to a member of the Compliance Department. The DCO is required to receive all reports of such violations. Failure to report any violation(s) of this Code that an Access Person is are aware of, in a prompt manner will be considered itself a violation of the Code and subject to remedial action.

Access Persons shall refer to the DCO any information that alleges that an issuer of Securities rated by MCR has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court.

7. Remedial Actions

If you violate this Code, you are subject to remedial actions, which may be recommended by the Compliance Department, which may include, but are not limited to, progressive discipline, disgorgement of profits, imposition of a substantial fine, demotion, suspension or termination.

8. Administration

A. INTERPRETATIONS AND EXCEPTIONS

Please refer any questions regarding the applicability, meaning or administration of this Code to a member of the Compliance Department **in advance of** any contemplated transaction. Exemptions from certain provisions of this Code may be granted by the Compliance Department if it is determined that the fundamental obligations of the person involved are not and will not be compromised. In no instance will exemptions be granted if the exemptions are not permitted under the applicable Federal Securities Laws.

B. QUESTIONS

Questions regarding this Code of Ethics should be addressed to a member of the Compliance Department. In the event the terms hereof conflict with MCR's "Confidential Information and Analytic Firewalls Policies," the "Morningstar Credit Ratings, LLC Code of Conduct" and/or MCR's other policies and procedures, such conflicts shall be addressed to a member of the Compliance Department for resolution.

C. REVIEW

The Compliance Department will annually review the adequacy of the Code and the effectiveness of its implementation.

D. ANNUAL CERTIFICATE OF COMPLIANCE

You are required to certify upon commencement of your employment or the effective date of this Code, whichever occurs later, and annually thereafter, that you have read and understand this Code and recognize that you are subject to this Code. Each annual certificate will also state that you have complied with the requirements of this Code during the prior year, and that you have disclosed, reported, or caused to be reported all transactions during the prior year in Covered Securities of which you had or acquired Beneficial Ownership.

9.   Designated Compliance Officer Activities

A.   GENERAL

MCR shall designate an individual as the Designated Compliance Officer, who will be responsible for administering its policies and procedures with respect to the management of conflicts of interest and the prevention of the misuse of nonpublic information. The Designated Compliance shall also be responsible for establishing the procedures with respect to the receipt, retention and treatment of complaints (including those provided on a confidential, anonymous basis) regarding MCR's credit ratings, models, methodologies, and compliance with applicable securities laws and its policies and procedures.

B.   LIMITATIONS

The Designated Compliance Officer, while serving in this capacity, may not (without a specific exemption from the Commission):

1.   perform credit ratings;

2.   participate in the development of ratings methodologies and models;

3.   perform marketing or sales functions; or

4.   participate in establishing compensation levels, other than for employees working for that individuals

The forgoing limitations do not limit the access the Designated Compliance Officer (or other members of the Compliance Department) has to ratings files, credit ratings, committee meetings, sales information, and compensation information that he or she may need to execute his or her oversight, monitoring and reporting responsibilities. Furthermore, the presence of the Designated Compliance Officer at committee meetings related to the rating process in an oversight or monitoring capacity shall not be considered performing credit ratings, so long as the Designated Compliance Officer or a person who he or she supervises does not vote in such a committee.

The above limitations do not prevent the Designated Compliance Officer from advising on the development of ratings methodologies and models with respect to internal control processes, legal and compliance considerations, or considerations with respect to investors (including making editorial corrections or suggestions to enhance its readability and understanding by investors and to avoid misleading investors). This can include monitoring that adequate testing of the model is being conducted; providing guidance on the Commission's expectations for published methodologies and best practices with respect to internal controls and governance, and promoting the use of Plain English with respect to published methodologies and communications regarding criteria and models. However, the above limitation does prohibit the Designated Compliance Officer or a person who he or she supervises from voting in any committee to approve such methodologies, criteria or models.

10. Definitions

A. "Access Person" means: (i) any Employee of MCR; (ii) MCR, Inc. compliance personnel dedicated on a full-time basis to MCR's regulated activities; and (iii) other MCR, Inc. personnel, as designated by the Compliance Department. The Compliance Department will maintain a list of such personnel. When determining whether a MCR, Inc. employee is an Access Person for purposes of this policy, the Compliance Department will consider: (i) whether the person's duties are primarily focused on servicing or supporting MCR; (ii) the geographic location of the employee; and (iii) the level of access to non-public and/or confidential information that employee has with respect to MCR.

B. "Automatic Investment Plan" means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a pre- determined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment or 10b-5 plan.

C. "Beneficial Ownership" shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended, in determining whether a person has beneficial ownership of a Security for purposes of Section 16 thereof and the rules and regulations thereunder. In this regard, beneficial ownership will be deemed to exist if a person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares, a direct or indirect pecuniary interest in the securities (i.e., an opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities). Under this definition, an indirect pecuniary interest in securities generally includes, but is not limited to, securities held by members of a person's immediate family sharing the same household, a person's interests in securities held in certain trusts, a general partner's proportionate interest in the portfolio securities held by a general or limited partnership, a person's right to receive dividends that is separated or separable from the underlying securities (otherwise a right to receive dividends alone shall not represent a pecuniary interest), and a person's right to acquire securities through the exercise or conversion of any derivative security whether or not presently exercisable. However, this presumption may be rebutted but shall be in effect until a determination to the contrary is made by the Compliance Department. A person will not be deemed to be the beneficial owner of portfolio securities held by a corporation or similar entity in which the person owns securities if the shareholder is not a Controlling shareholder of the entity and does not have or share investment control over the entity's portfolio.

The following are examples of an indirect pecuniary interest in Securities:

- Securities held by members of an Access Person's **Immediate Family** sharing the same household; however, this presumption may be rebutted by convincing evidence that profits derived from transactions in these Securities will not provide such Access Person with any economic benefit where an Access Person's proportionate interest as a general partner in portfolio Securities held by a general or limited partnership.

- An Access Person's interest as a manager-member in the Securities held by a limited liability company.

Access Persons do not have an indirect pecuniary interest in the portfolio Securities held by a corporation or similar entity in which he/she owns Securities if such Access Person is not a **Controlling** shareholder of the entity and does not have or share investment control over the entity's portfolio.

The following circumstances constitute Beneficial Ownership of Securities held by a trust by an Access Person:

- If an Access Person is a trustee of the trust and has a pecuniary interest in any holding or transaction in the issuer's Securities held by the trust as well as if an Access Person is trustee and members of such Access Person's Immediate Family receive certain performance fees or a member of such Access Person's Immediate Family is a beneficiary to the trust.

- If an Access Person is a beneficiary to a trust and such Access Person (a) shares investment control with the trustee with respect to a trust transaction, the transaction shall be attributed to such Access Person as well as the trust, (b) has investment control with respect to a trust transaction without consultation with the trustee, the transaction shall be attributed to such Access Person and (c) such Access Person shall be deemed to have pecuniary interest in the issuer's securities held by a trust to the extent of such Access Person's pro rata interest in the trust where the trustee does not exercise exclusive investment control. For instance, an Access Person who holds securities as a beneficiary of a trust over which he has investment discretion, such as a 401(k) or other participant- directed employee benefit plan, would be considered a beneficial owner of Securities in the plan.

- If you are a settlor of a trust and reserve the right to revoke the trust without the consent of another person, the trust holdings and transactions shall be attributed to you; provided, however, if the settlor does not exercise or share investment control over the issuer's securities held by the trust, the trust holdings and transactions shall be attributed to the Trust instead of you as settlor.

D. "Client" means a client for which MCR provides credit ratings or research or other consulting services for compensation.

E. "Commission" means the U.S. Securities and Exchange Commission.

F. "Control" and/or "Controlling" means the power to exercise a controlling influence over the management or policies of a company unless such power is solely the result of an official position with such company. Any person with direct or indirect Beneficial Ownership of more than ten percent (10%) of the voting securities or other equity, ownership or voting rights of a company shall be presumed to control such company, provided, however, that this presumption may be rebutted but shall be in effect until a determination to the contrary is made by the Compliance Department.

G. "Covered Security" means a Security (as defined below, which, in effect, means all securities) except that it shall not include: (i) direct obligations of the Government of the United States; (ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) Securities or shares issued by money market Funds; (iv) Securities or shares issued by open-end, closed-end, or exchange-traded Funds other than Reportable Funds; (v) Securities or shares issued by unit investment trusts that are invested exclusively in one or more open-end Funds, none of which are Reportable Funds; and (vi) individual retirement accounts, 401k plans/accounts, 529 plans and Keogh plans that hold only Securities or shares that are excluded from the definition of a Covered Security under the foregoing items (i) through (v) of this sentence.

H. "Employee" means the President of MCR (or other person holding a similar position or performing similar functions whether on a permanent or full-time basis), and any other full- or part-time employee of MCR.

I. "Federal Securities Laws" means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title

V of the Gramm-Leach-Bliley Financial Modernization Act of 1999, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act of 1970 as it applies to Funds and investment advisers, and any rules adopted thereunder by the Securities and Exchange Commission or the Department of the Treasury, each, as amended.

J. "Fund" means an investment company registered under the Investment Company Act of 1940, as amended.

K. "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and includes any adoptive relationship.

L. "Purchase or Sale of a Covered Security" means acquisition or disposition of any direct or indirect Beneficial Ownership in a Covered Security and includes, among other things, the writing of an option to purchase or sell a Covered Security.

M. "Reportable Fund" means: (i) any Fund for which you serve as an investment adviser (as defined under the Investment Company Act of 1940, as amended; or (ii) any Fund whose investment adviser or principal underwriter you control, controls you, or is under common control with you. For purposes of this definition of a Reportable Fund, "control" has the same meaning ascribed to it in Section 2(a)(9) of the Investment Company Act of 1940.

N. "Security" means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any security of the foregoing. The term "Security" also includes any: (i) option or derivative instrument on that Security and any other Security that is convertible into or exchangeable for that Security; (ii) interest in a partnership, corporation, limited liability company, Fund, hedge fund or other form of collective investment pool; and (iii) interest in commercial real estate, commercial mortgaged-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS") or any other asset-backed securities ("ABS") or structured products.

O. "Third-Party Service Provider" means servicers or other participants in finance transactions (such as loan originations and structured finance transactions), which participants may include servicers of various assets, loan originators and other third party service providers.

Exhibit 5



Morningstar Credit Ratings, LLC ("MCR")

Policy and Procedure

Code of Conduct

Table of Contents

Exhibit 5

Introduction

MCR's objective is to provide the most accurate and timely credit ratings and analytical information to its investor clients and the capital markets. MCR is periodically evaluating its analytical criteria, financial models, delivery systems and investment reports to determine ways to improve its processes, practices and products. Credit ratings are not recommendations to purchase, sell or hold any security.

MCR has developed this Code of Conduct (this "Code") to align its policies and procedures with the Code of Conduct Fundamentals for Credit Rating Agencies, Technical Committee of the International Organization of Securities Commissions, December 2008 (the "IOSCO Code").

MCR requires its Access Persons (as defined in MCR's Code of Ethics) to comply with this Code and MCR's: Code of Ethics and Confidential Information and Analytics Firewalls Policies. Copies of MCR's Code of Ethics and Confidential Information and Analytics Firewalls Policies are made available on MCR's website, at www.morningstarcreditratings.com, as part of MCR s Form NRSRO, Exhibits 5 and 3, respectively.

MCR strives to keep its rating and surveillance processes independent of conflicts of interest. MCR's Access Persons are directed and expected to put clients' interests ahead of their own. MCR's management, and Morningstar's analytical and technology teams, have always strived to earn clients' trust. Morningstar holds its Access Persons to high standards for personal conduct, protection and use of confidential information, compliance with MCR's reporting and other internal procedures and compliance with applicable securities laws, rules and regulations.

1. Quality and Integrity of the Credit Rating Process

A. Quality of the Rating Process

1.1 MCR shall adopt, implement and enforce written procedures to ensure that the opinions it disseminates are based on a thorough analysis of all information known to MCR that is relevant to its analysis according to its published rating methodologies.

1.2 MCR shall use rating criteria and methodologies that are rigorous, systematic, and where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

1.3 In assessing the creditworthiness of a security, analysts involved in the preparation or review of any rating or surveillance thereof shall use methodologies established by MCR. Analysts should apply a given methodology in a consistent manner, as determined by MCR.

1.4 Credit ratings shall be assigned by a vote of a rating committee comprised of analysts and not by any individual analyst. Ratings should reflect all information known, and believed to be relevant, to MCR, consistent with its published methodology.

1.5 MCR shall use analysts who, individually or collectively, have the appropriate knowledge and experience in developing a rating opinion for the type of credit being applied. Please see Standards of Experience section of the Standards of Training, Experience and Competence policy for more details.

1.6   MCR shall maintain internal records to support its credit opinions in accordance with applicable law and MCR's Document Retention policy.

1.7   MCR and its analysts shall take steps to avoid issuing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

1.8   MCR should ensure that it devotes sufficient resources to carry out high-quality credit assessments for all securities it rates. When deciding whether to rate or continue to rate an obligation or issuer, MCR should assess whether it is able to devote personnel with sufficient skill sets to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed to make such an assessment. MCR should adopt reasonable measures so that information it uses in assigning a rating is of sufficient quality to support a credible rating. If the rating involves a type of financial product presenting limited historical data (such as an innovative financial vehicle), MCR should make clear, in a prominent place, the limitations of the rating.

   1.8.1   MCR should establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of structure that is materially different from the structures MCR currently rates.

   1.8.2   MCR should establish and implement a rigorous and formal review function responsible for periodically reviewing the methodologies and models and significant changes to the methodologies and models it uses. Where feasible and appropriate for the size and scope of its credit ratings services this function should be independent of the business lines that are principally responsible for rating various classes of issuers and obligations. *MCR is a smaller NRSRO, so an independent function may not be currently feasible.*

   1.8.3   MCR should assess whether existing methodologies and models for determining credit ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially. In cases where the complexity or structure of a new type of structured product or the lack of robust data about the assets underlying the structured product raise serious questions as to whether MCR can determine a credible credit rating for the security, MCR may decide to refrain from issuing a credit rating.

1.9   MCR shall structure its rating teams to promote continuity and avoid bias in the rating process.

B. Monitoring and Updating

1.10   MCR should ensure that adequate personnel and financial resources are allocated to monitoring and updating its ratings. Except for ratings that clearly indicate that they do not entail ongoing surveillance, once a rating is published MCR will monitor on an ongoing basis and update the rating by:

a. regularly reviewing the issuer's creditworthiness in accordance with MCR's policies, procedures, and methodologies for each asset class;

b. initiating a review of the status of the rating upon becoming aware of any information that might reasonably be expected to result in a rating action (including termination of a rating), consistent with the applicable rating methodology, and,

c. updating on a timely basis the rating, as appropriate, based on the results of such review.

1.11   Where MCR makes its ratings available to the public, MCR shall publicly announce if it discontinues rating an issuer or obligation. Where MCR's ratings are provided only to its subscribers, MCR will announce to its current subscribers if it discontinues rating an issuer or obligation. In both cases, continuing publications by MCR shall indicate the date the rating was last updated and the fact that the rating is no longer being updated.

C. Integrity of the Rating Process

1.12   MCR and its Access Persons shall comply with all applicable laws, rules and regulations governing MCR's activities in each jurisdiction in which it operates.

1.13   MCR and its Access Persons shall deal fairly and honestly with issuers, investors, other market participants and the public.

1.14   Analysts shall be held to high standards of integrity. MCR will not employ individuals known by MCR to have questionable integrity.

1.15   MCR and its Access Persons shall not, either implicitly or explicitly, give issuers, investors and/or subscribers any assurance or guarantee of a particular rating prior to the determination of a rating by the rating committee. MCR may still provide prospective assessments for structured finance transactions.

1.15.1   MCR analysts are prohibited from making proposals or recommendations regarding the design of structured finance products that MCR rates.

1.16   MCR's Designated Compliance Officer and Compliance Department shall be responsible for reviewing MCR's and its Access Persons' compliance with the provisions of this Code and with applicable laws and regulations. The Designated Compliance Officer's and the Compliance Department's reporting lines and compensation is independent from MCR's rating operations.

1.17   Upon becoming aware that another Access Person of MCR is or has engaged in conduct that is illegal, unethical or contrary to this Code or MCR's Code of Ethics, a MCR Access Person should report such information immediately to the Designated Compliance Officer, President or other officer of MCR or MCR, Inc., as applicable, so proper action may be taken. Any MCR officer who receives such report is obligated to take appropriate action, as determined by the laws and regulations in each jurisdiction in which MCR operates and the rules and guidelines set forth by MCR. MCR prohibits the retaliation by other Access Persons or by MCR against any employees who, in good faith, make such reports.

2. Independence and Avoidance of Conflicts of Interest

A. General

2.1 MCR and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.2 The determination of a credit rating should be influenced only by factors relevant to the credit assessment.

2.3 MCR shall not forbear or refrain from taking a rating action, if appropriate, based on the potential effect (economic, political, or otherwise) of the rating action on MCR, an issuer, an investor or other market participant.

2.4 Ratings assigned by MCR to a security shall not be affected by the existence of or potential for a business relationship between MCR (or its affiliates) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship.

2.5 MCR shall ensure that its ancillary and other business operations do not present conflicts of interest with its credit rating business. MCR has procedures and mechanisms in place to identify, minimize the likelihood that conflicts of interest will arise.

B. MCR's Procedures and Policies

2.6 MCR has adopted and implemented written internal procedures and mechanisms to (1) identify, and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence opinions and analyses MCR makes or the judgment of its analysts. MCR's Form NRSRO discloses broadly such conflict avoidance and management measures.

2.7 When issuing or publishing a rating, MCR's disclosures of actual and potential conflicts of interest, if any, shall be complete, timely, clear, concise, specific and prominent.

2.8 MCR shall disclose the general nature of its compensation arrangements with rated entities.

    2.8.1 MCR's subscription ratings platforms are generally provided on an investor-paid basis, unless otherwise indicated in the applicable ratings report and/or subscription ratings platform. MCR's new issue ratings are generally provided on an issuer- or arranger-paid basis, unless otherwise indicated in the applicable ratings report.

    2.8.2 MCR shall disclose if it receives 10% or more of its annual revenue from a single issuer, originator, arranger, client or subscriber (including any affiliates of that issuer, originator, arranger, client or subscriber).

    2.8.3 MCR encourages structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of the credit rating agencies contracted by the issuers and/or originators to provide a rating.

2.9   MCR and its Access Persons shall not engage in any securities or derivatives trading presenting conflicts of interest with MCR's rating activities.

2.10   In instances where rated entities (e.g., governments) have, or are simultaneously pursuing, oversight functions related to MCR, MCR shall use different employees to conduct its rating actions than those employees involved in its oversight issues.

C.   Analyst Independence

2.11   Reporting lines for analysts and their compensation arrangements shall be structured to eliminate or effectively manage actual or potential conflicts of interest.

> 2.11.1   An analyst shall not be compensated or evaluated on the basis of the amount of revenue that MCR derives from issuers that the analyst rates or with which the analyst regularly interacts.

> 2.11.2   MCR shall conduct formal and periodic reviews of compensation policies and practices for credit analysts and other Access Persons who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of MCR's rating process.

2.12   Analytical employees may attend meetings, calls or other discussions with issuers, arrangers, subscribers, or other clients or potential clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while analytical employees are present. Therefore, analytical employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales & Marketing employees should not initiate fee discussions or negotiations of engagement terms or new business, with analytical employees present. Sales & Marketing employees must ask such analytical employees to leave these meetings, calls, or other discussions before initiating any such discussions or negotiations.

2.13   No MCR Access Person shall participate in or otherwise influence the determination of MCR's rating of any particular entity or obligation if the Access Person:

> a.   Owns the rated security or derivatives of the rated security, other than holdings in diversified collective investment schemes;

> b.   Owns securities or derivatives of any entity related to a rated entity, the ownership of which may cause or may be perceived as a causing a conflict of interest, other than holdings in diversified collective investment schemes;

> c.   Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest. MCR generally considers this to be employment or a relationship within the previous six months or that is ongoing; or

     e.   Has, or had, any other significant business relationship with the rated entity, or any related entity that may be perceived as causing a conflict of interest.

In cases where an Access Person has an immediate family relationship (i.e., spouse, partner, parent, child, sibling or any other person living in his or her household) who currently works for a rated entity (for structured finance, this includes any party to a structured finance transaction that could be impacted monetarily by a given rating level assigned by MCR), the Access Person must notify the Compliance Department of such employment prior to becoming involved in any analytical work pertaining to the rated entity. The Compliance Department will evaluate the circumstances of such employment to determine whether a conflict of interest exists. The Compliance Department will then inform the Access Person whether it is appropriate to become involved in analytical work pertaining to the rated entity.

2.14   MCR's credit analysts and anyone involved in the rating process (or their spouse, partner, or minor children) should not buy or sell or engage in any transaction in any security or derivative based on a security issued, guaranteed, or otherwise supported by any entity within such analyst's area of primary analytical responsibility, other than holdings in diversified collective investment schemes.

2.15   MCR Access Persons are prohibited from soliciting money, gifts of favors from anyone with whom it does business and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding the monetary values set forth in its Code of Ethics.

2.16   Subject to applicable law, any analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest shall disclose such relationship to the Designated Compliance Officer, and if applicable, the analyst's manager and/or the Human Resources department of MCR, Inc.

2.17   MCR has adopted and implemented policies and procedures for reviewing the past work of analysts that leave the employ of MCR and join an obligor, issuer, underwriter, or sponsor of a security for which MCR issued a credit rating during the 12-month period prior to such employment (or any affiliate of any such obligor, issuer, underwriter, or sponsor).

3.   Responsibilities to the Investing Public Issuers

A.   Transparency and Timeliness of Ratings Disclosure

3.1   MCR shall distribute in a timely manner its rating actions regarding the securities it rates.

3.2   MCR shall publicly disclose its policies for distributing ratings, reports and updates.

3.3   MCR shall indicate with each of its rating reports when the rating was last updated.

3.4   MCR shall publish sufficient information about its analytical criteria and methodologies so investors and issuers can understand how MCR derives its ratings.

3.5 When issuing or revising a rating, MCR shall explain in its rating reports the key elements underlying the ratings opinion.

3.6 Where feasible and appropriate, prior to issuing or revising a rating, MCR shall inform the issuer of the critical information and principal considerations upon which a rating is based and, if appropriate, afford the issuer an opportunity to clarify any likely factual misperceptions or other matters that MCR would wish to be made aware of in order to produce an accurate rating. MCR shall duly evaluate the response. Generally, for MCR's subscription platforms the frequency of publications do not make it feasible or appropriate to afford the issuer the opportunity to review such information and considerations.

3.7 MCR shall conduct annual default and transition studies on its ratings. The findings from these studies will be made available in MCR's Form NRSRO.

3.8 Unsolicited ratings are ratings assigned by MCR without the full participation of issuers in the rating process. MCR reserves the right, in its sole discretion, to issue ratings without the full participation of issuers in the rating process if MCR believes (1) there is a meaningful credit market or investor interest served by the publication of such a rating, and (2) it has information MCR determines is necessary in accordance with its policies and procedures to support its analysis and surveillance. MCR will identify issues with unsolicited ratings in accordance with its policies and procedures.

3.9 MCR will alert investors and issuers of any material modifications to its methodologies and significant practices, procedures, and processes on its website, at www.mornigstarcreditratings.com.

B.   The Treatment of Confidential Information

In connection with this subsection B, Access Persons are reminded to also refer to the aforementioned "Confidential Information and Analytic Firewalls Policies" and "Code of Ethics" and MCR's other policies and procedures, as such policies relate to any or all of the following:

3.10 MCR and its Access Persons shall protect the confidential nature of information supplied by an issuer or its agent. MCR and its Access Persons shall refrain from disclosing confidential information in press releases, through research conferences, to future employers, conversations with investors, other issuers, other persons, or otherwise.

3.11 MCR shall use confidential information only for purposes related to its credit rating activities or otherwise in accordance with any confidentiality agreement with an issuer, arranger or other client.

3.12 Access Persons shall take all reasonable measures to protect all property and records belonging to or in possession of MCR from fraud, theft or misuse.

3.13 Access Persons shall not engage in transactions in securities when they possess confidential information concerning the issuer of such security.

3.14   Access Persons shall familiarize themselves with the internal securities trading policies maintained by MCR, and are required to periodically certify their compliance as required by such policies.

3.15   Access Persons shall not selectively disclose any non-public information about rating actions or possible future rating actions, except to the issuer or its designated agents.

3.16   Access Persons shall not share confidential information entrusted to MCR with employees of any non-ratings businesses without the prior written consent of the issuer or its designated agents. Access Persons should not share confidential information within MCR except on an "as needed" basis.

3.17   MCR Access Persons shall not use or share confidential information for the purpose of trading securities, or for any other purpose, except the conduct of MCR's business.

3.18   If laws or regulations now or in the future enacted require disclosure of any information to a regulatory authority or otherwise, Access Persons shall discuss such disclosure with the Designated Compliance Officer of MCR and such Designated Compliance Officer of MCR shall determine how to proceed with respect to such disclosure.

C.   Prohibitions on Certain Unfair, Coercive or Abusive Practices

MCR Access Persons are prohibited from engaging in any of the following unfair, coercive, or abusive practices:

3.19   Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of MCR or any person associated with MCR;

3.20   Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the MCR's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of MCR or any person associated with MCR;

3.21   Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to MCR's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of MCR or any person associated with MCR; and

3.22   Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by MCR, where such practice is engaged in by MCR for an anticompetitive purpose.

4. Disclosure of This Code

The President and the Designated Compliance Officer of MCR shall be responsible for enforcing this Code and the related rating policies and procedures. Senior management of MCR is responsible for (i) keeping Access Persons who report to them informed of MCR's policies and procedures and (ii) enforcing MCR's policies and procedures among such Access Persons. The President and Designated Compliance Officer of MCR shall be responsible for communicating with market participants and the public about any questions, concerns or complaints that MCR may receive regarding this Code and the related rating policies and procedures.

This Code and MCR's historical performance data can be found on the "Regulatory Affairs" tab of its website, www.morningstarcreditratings.com.

MCR's methodologies can be found on the "Ratings / Surveillance" tab of its website, www.morningstarcreditratings.com.

5. IOSCO Code of Conduct Fundamentals

MCR accepts and supports the principles of the IOSCO Code, which is to promote investor protection by safeguarding the integrity of the rating process. MCR believes that this Code is generally consistent with, adheres to the principles of, and accomplishes the objectives of, the IOSCO Code. This Code differs in some respects from the IOSCO Code in areas such as (i) the rating process code provisions in order to address MCR's investor-paid, subscription platforms, (ii) the treatment of rating assessments for structured finance transactions, (iii) certain publishing procedures, (iv) compliance with MCR's policies and procedures, and (v) continuous adherence to applicable securities laws, rules and regulations.

This Code shall be considered in conjunction with MCR's other policies and procedures. The term "confidential information" herein shall be interpreted in accordance with MCR's "Confidential Information and Analytic Firewalls Policies". In the event the terms hereof conflict with MCR's "Confidential Information and Analytic Firewalls Policies," the "MCR Credit Ratings, LLC Code of Ethics" and/or MCR's other policies and procedures, such conflicts shall be addressed to a member of the Compliance Department for resolution



POLICIES, PROCEDURES AND INTERNAL CONTROLS WITH RESPECT TO RULE 17G-5(C)(1) EXEMPTION

On December 24, 2015 , the U.S. Securities and Exchange Commission issued an order granting Morningstar Credit Ratings, LLC ("Morningstar") a temporary, conditional exemption from Rule 17g-5(c)(1) of the Securities Exchange Act of 1934 (the "Order"), which prohibits NRSROs from having 10% or more of their revenues in a fiscal year from a single person or entity.   The duration of the exemption is until January 1, 2017 with respect to any revenue derived from issuer-paid ratings.

In addition, the Order is conditioned upon:

1. Morningstar publicly disclosing in Exhibit 6 of its Form NRSRO, as applicable, that it received 10% or more of its total net revenue in fiscal year 2015 and 2016 from a client or clients.

2. Review, update, maintain, comply with and document policies, procedures, and internal controls specifically designed to address the conflict of interest created by exceeding the 10% threshold set forth in Rule 17g-5(c)(1), including that the Designated Compliance Officer:
    a. Conduct and document, on at least a quarterly basis, a review of sample rating files from fiscal years 2015, 2016, and 2017 for ratings solicited by the applicable client or clients that provided Morningstar with 10% or more of its total net revenue;
    b. Take other steps acceptable to SEC's Examination Staff to verify that ratings of any such clients were not influenced by commercial concerns and that Morningstar adhered to its policies, procedures, and internal controls concerning the conflict created by exceeding the 10% threshold; and
    c. Deliver quarterly written reports about these efforts to Morningstar's President and Morningstar, Inc.'s Nominating and Corporate Governance Committee.

3. Within five (5) business days after the end of each quarter beginning with the last quarter of its 2015 fiscal year and through the end of its 2017 fiscal year, Morningstar's President filing with the Commission a certification that all credit ratings issued through the end of each such quarter on deals for any client or clients that provided Morningstar with 10% or more of its total net revenue sufficiently adhered to its policies, procedures, and internal controls to address the conflict of interest created by exceeding the 10% threshold, that the DCO took appropriate measures including rating file reviews, to confirm this adherence, and that identifies the credit ratings issued for any such clients during such quarter..

4. Morningstar shall appropriately address the 2015, 2016 or 2017 findings of the SEC's Examination Staff.

5. Net revenue received by Morningstar from a single client shall not exceed 12% of total net revenues for the fiscal year ending December 31, 2016; and

Effective Date: January 1, 2016
Version: 2

6. Morningstar shall retain documentation demonstrating compliance with the conditions of the exemption.

In order to mitigate the conflict of interest presented by the exemption granted, we note the following policies that provide for the creation of firewalls:

1. Morningstar is prohibited under its Code of Ethics from issuing or maintaining a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within Morningstar who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies use for determining credit ratings, including qualitative and quantitative models.

2. Morningstar employees are required under Morningstar's Code of Ethics to take all reasonable steps to safeguard all material non-public information or confidential information obtained through his or her employment in a manner designed to maintain the analytical firewalls set forth in Morningstar's Confidential Information and Analytical Firewalls Policies.

3. All analytical decisions with respect to credit ratings and developing procedures and methodologies with respect to determining credit ratings will be outside the presence of Sales & Marketing staff and by committee. All fee arrangements and engagement terms will be determined by the Sales & Marketing group.

4. Analytical employees are required to refer all inquiries related to fees or other commercial terms to engagements for credit rating services to the relevant member of Sales & Marketing group or the Chief Operating Officer.

5. Analytical employees may attend meetings, calls or other discussions with issuers, arrangers, subscribers, or other clients or potential clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while analytical employees are present. Therefore, analytical employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales & Marketing employees should not initiate fee discussions or negotiations of engagement terms or new business, with analytical employees present. Sales & Marketing employees must ask such analytical employees to leave these meetings, calls, or other discussions before initiating any such discussions or negotiations.

6. Morningstar's accounting staff may only provide information concerning individual fees for subscribers, issuers, transactions and other credit rating clients to members of the Sales & Marketing group and the Legal and Compliance Departments, as requested.

7. All credit ratings are issued pursuant to a committee, which excludes Sales & Marketing employees and results in no single analyst being responsible for a credit rating.

In order to mitigate the conflict of interest presented by the exemption granted, we note the following additional procedures designed to establish internal controls with respect to this process.

1. Reporting. Accounting staff will provide the President and Compliance Department with a periodic report showing client's whose revenues account for 10% or more of our year-to-date revenues; and whose revenues may account for 10% or more of our revenues as of the fiscal year end, based upon current revenue forecasts. The Compliance Department will use this report to monitor conflicts permitted

by, and resulting from, the Order. The Chief Operating Officer or his designee will supply the Compliance Department with any information that it requires to carry out its duties under this policy, including but not limited to notice of the engagement of certain clients.

2.   Disclosure. Morningstar will disclose in Exhibit 6 of its Form NRSRO that it received 10% or more of its annual revenues from a single client for the fiscal year ended 2015, and if applicable, the fiscal year ended 2016.

3.   Ratings Committee Observation. A member of the Compliance Department or Legal may attend rating committee meetings as an observer. Observation of final New Issue Ratings Committee meetings by a representative of the Legal or Compliance Department will be mandatory when revenues from that issuer or arranger in the previous year accounted for 10% or more of Morningstar's revenues in that year.

4.   Managing Director Certification. With the publication of a preliminary rating report, and prior to the publication of any final ratings (if different than the preliminary rating report), the Managing Director of the applicable New Issuance group will execute a certification that, among other things, to his or her knowledge, no analytical staff participating in the rating process negotiated, discussed or arranged the fee for the engagement.

5.   Oversight by Responsible Body under Section 15E(t) of 1934. The oversight body lodged with the responsibilities under Section 15E(t) of the Exchange Act for Morningstar will receive and review information regarding issuers or arrangers that provided 10% or more of Morningstar's total revenue for the preceding year, including the results of rating file reviews and other action taken by the Compliance Department to adhere to the Order and monitor this conflict.

6.   Compliance Monitoring. The Compliance Department will conduct rating file reviews on a quarterly basis consistent with the Order and take other actions to monitor that ratings are not influenced by commercial concerns and that Morningstar adhered to its policies, procedures, and internal controls concerning the conflict created by exceeding the 10% net revenue threshold.



MORNINGSTAR CREDIT RATINGS, LLC ("MORNINGSTAR")
POLICY REGARDING DOCUMENT RETENTION

Contents

Background: This policy sets forth the record retention policy of Morningstar. With respect to Credit Rating files, analysts should maintain any draft document that was relevant to their Credit Rating analysis. A relevant document would be one utilized in the analyst's Credit Rating analysis or demonstrates all processes or procedures related to their Credit Rating analysis were followed, and constitute a Work Paper.

a) Records that must be Made and Maintained

Morningstar must make and maintain the following books and records, which must be complete and current:

1. **Accounting Records**. Records of original entry into the accounting system and records reflecting entries to and balances in all general ledger accounts for each fiscal year.

2. **Credit Rating Records**. Records of each current credit rating indicating:
    a. The identity of each credit analyst that participated in determining the credit rating;
    b. The identity of each person that approved the credit rating before it was issued;
    c. If a quantitative model was a substantial component in the process of determining a credit rating, a record of the rationale for any material difference between the credit rating implied by the model and the final credit rating issued; and
    d. Whether the credit rating was solicited or unsolicited.

3. **Customer Account Records**. An account record for each person (e.g., an obligor, issuer, underwriter, or other user) that paid for the issuance or maintenance of a credit rating indicating:
    a. The identity and address of the person; and
    b. The credit rating(s) determined or maintained for the person.

4. **Subscription Records**. An account record for each subscriber to the credit ratings and/or credit analysis reports indicating the identity and address of the subscriber.

5. **List of Morningstar Services**. A record listing the general types of services and products offered.

6. **Records of Methodologies and Procedures**. A record documenting the established procedures and methodologies used to determine credit ratings.

7. **Records of certain ABS transactions**. A record that lists each security and its corresponding credit rating issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction where Morningstar, in determining the credit rating for the security, treats assets within such pool or as a part of such transaction that are not subject to a credit rating of Morningstar by any or a combination of the following methods:
    a. Determining credit ratings for the unrated assets;
    b. Performing credit assessment or determining private credit ratings for the unrated assets.
    c. Determining credit ratings or private credit ratings, or performing credit assessments for the unrated assets by taking into consideration the internal credit analysis of another person; or
    d. Determining credit ratings or private credit ratings, or performing credit assessments for the unrated assets by taking into consideration the credit ratings of another NRSRO.

8. **Record of Current Credit Ratings**. For each outstanding credit rating, a record showing all rating actions and the date of such actions from the initial credit rating to the current credit rating identified by the name of the rated security or obligor, if applicable, the CUSIP of the rated security or the Central Index Key (CIK) number of the rated obligor.

9. **Record of Look-Back Reviews**. A record documenting the policies and procedures required to establish, maintain, and enforce pursuant to section 15E(h)(4)(A) of the Act (15 U.S.C. 78o-7(h)(4)(A)) and 240.17g-8(c).

b) Records that Must be Retained

Morningstar must retain the following books and records that relate to our business as a credit rating agency. Some of these records may have been supplied by third parties.

1. **Financial Records**. Significant records (e.g., bank statements, invoices, and trial balances) underlying the information included in the annual financial reports filed with or furnished under to SEC Rule 240.17g-3.

2. **Credit Rating Documentation**. Internal records, including nonpublic information and Work Papers, used to form the basis of a credit rating.

3. **Credit Reports**. Credit analysis reports, credit assessment reports, and private credit ratings reports and internal records, including nonpublic information and Work Papers, used to form the basis for the opinion expressed in these reports.

4. **Compliance Reports**. Compliance reports and compliance exception reports.

5. **Auditing Records**. Internal audit plans, internal audit reports, documents relating to internal audit follow-up measures, and all records identified by the internal auditors of Morningstar as necessary to perform the audit of the activities that relates to Morningstar as a credit rating agency.

6. **Marketing Material**. Marketing materials of Morningstar that are published or otherwise made available to persons that are not associated with Morningstar.

7. **Credit Ratings Related Communications**. External and internal communications, including electronic communications, received and sent by Morningstar and its employees that relate to initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating.

8. **Complaints**. Any written communications received from persons not associated with Morningstar that contain complaints about the performance of a credit analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a credit rating.

9. **Notchings off other NRSRO Ratings.** Internal documents that contain information, analysis, or statistics that were used to develop a procedure or methodology to treat the credit ratings of another NRSRO for the purpose of determining a credit rating for a security issued by an asset pool or part of any asset-backed or mortgage-backed securities transaction.

10. **Certain ABS Ratings,** For each security identified in the record required to be made and retained under paragraph (a)(7) of this policy, any document that contains a description of how assets within such pool or as a part of such transaction not rated by Morningstar but rated by another NRSRO were treated for the purpose of determining the credit rating of the security.

11. **Forms NRSRO.** Form NRSROs (including Exhibits and accompanying information and documents) filed or furnished to the SEC by Morningstar.

12. **Internal Control Structure.** A record of the internal control structure Morningstar must establish, maintain, enforce, and document pursuant to section 15E(c)(3)(A).

13. **Policies and Procedures to Determine Credit Ratings**. The policies and procedures Morningstar must establish, maintain, enforce, and document pursuant to Section 17g-8(a) of the Exchange Act.

14. **Records of rating file reviews** to analyze whether analyst adheres to applicable NRSRO's procedures and methodologies for determining credit ratings.

15. **Records of Policies and Procedures Regarding Credit Rating Symbols, Numbers, or Scores.** Records of the policies and procedures Morningstar must establish, maintain, enforce, and document pursuant to Section 17g-8(b) of the Exchange Act.

16. **Records of Professional Expertise**. The standards of training, experience, and competence for credit analysts Morningstar must establish, maintain, enforce, and document pursuant to Section 17g-9 of the Exchange Act.

c) Retention Periods

These records must be retained
1. for a period of three years after the record has been made, received or updated.,
2. for as long as we rate an obligor or security, and
3. for a minimum of 3 years after withdrawing a rating.

Upon expiration of the retention period, all documents may be destroyed in a manner that protects any remaining confidentiality obligations of Morningstar.

d) Storage and Retrieval

An original, or a true and complete copy of the original, of each record that must be retained pursuant to this policy must be maintained in a manner that, for the applicable retention period specified in this policy, makes the original record or copy easily accessible to the principal office of Morningstar and to any other office that conducted activities causing the record to be made and received.

a. For ratings files, analysts must maintain email communications with respect to their ratings files that make these communications easily retrievable. Examples of easily retrievable email practices are:
   - Storing the emails in a folder titled by Deal ID or Deal Name in your mailbox
   - Creating a PDF portfolio of the relevant emails and depositing them into the ratings file;
   - Follow the specific guidelines set by the analysts' group head or by Compliance and/or Quality.

e) Off-site Records

The records required to be retained pursuant this policy may be made or retained by a third-party record custodian, provided Morningstar furnished the SEC at its principal office in Washington, DC with a written undertaking of the custodian executed by a duly authorized person. The undertaking must be in substantially the following form:

The undersigned acknowledges that books and records it has made or is retaining for Morningstar Credit Ratings, LLC ("Morningstar") are the exclusive property of Morningstar. The undersigned undertakes that upon the request of Morningstar it will promptly provide the books and records to Morningstar or the U.S. Securities and Exchange Commission ("SEC") or its representatives and that upon the request of the SEC it will promptly permit examination by the SEC or its representatives of the records at any time or from time to time during business hours and promptly furnish to the SEC or its representatives a true and complete copy of any or all of any part of such books and records.

In the event a third-party custodian is engaged, Morningstar remains responsible for complying with every provision of the above paragraphs.

f) Copies to the Commission

Morningstar must promptly furnish the Commission or its representatives with legible, complete, and current copies, and, if specifically requested, English translations of those records of Morningstar must retain pursuant to paragraphs (a) and (b) this section, or any other records of the nationally recognized statistical rating organization subject to examination under section 17(b) of the Act (15 U.S.C. 78q(b)) that are requested by the Commission or its representatives.

g) Definitions

Credit Rating:

A Morningstar letter-grade credit rating is an opinion of the ability of the collateral or obligor to support timely interest payments and to repay principal by the rated final distribution or maturity date according to the terms of the transaction or securities issued and subject to the various qualifications, caveats, and considerations enumerated in its respective ratings letters, ratings reports, and Morningstar's public website.

Morningstar uses a set of letter ratings ranging from AAA to D to express its opinion on the credit quality of a security based on Morningstar's policies and procedures. Morningstar also provides finer gradations of the ratings ranging from AA to CCC by adding a plus or minus sign to indicate relative strength within the rating categories.

Work Paper:

For the purpose of this policy, "Work Papers" are Credit Rating related documents that are a) not superseded by a later draft and the analyst considers the content to be relevant for the Credit Rating analysis; b) submitted as permanent record to the document retention system; or c) a document that was submitted for review in connection with a Credit Rating related process by a credit rating committee.



MORNINGSTAR CREDIT RATINGS, LLC ("MCR")

Policy and Procedure

Look Back Reviews

In order to ensure that Morningstar Credit Ratings, LLC ("MCR") provides objective and timely credit ratings, which are free from undue influence, Morningstar will conduct a look-back review of the credit ratings work of certain Access Persons (as such term is defined in MCR's Code of Ethics). The look-back review is to be conducted with respect to an Access Person or former Access Person when MCR knows or can reasonably be expected to know that:

a. Such Access Person or former Access Person has or will obtain employment with any issuer or obligor, arranger, underwriter[1], or sponsor of a security rated by MCR or an entity subject to a credit rating of MCR during the Look-back Period, which is defined as the 12-month period preceding the date a relevant rating action was taken by the NRSRO prior to the respective Access Person's departure; and

b. Such Access Person participated in any capacity in determining credit ratings for such entity or such security during the Look-back Period.

1. ASSESSMENT ON WHETHER OR NOT A LOOK-BACK REVIEW IS REQUIRED

a. An assessment on whether or not a look-back review is required will be conducted once Compliance is notified of an Access Person's departure.

    i. Upon receiving notification of an Access Person's departure, Compliance will send a Post-employment Certification form for the departing Access Person to complete. For immediate terminations this form is sent to the individual's address of record post-termination.

    ii. The respective Access Person will identify, in writing to MCR, the name of the Access Person's new employer where applicable, the Access Person's title or position and job description with such new employer, and whether such new employer or any of its affiliates is an issuer or obligor, arranger, underwriter, or sponsor of a security rated by MCR or an entity subject to a credit rating of MCR during the Look-back Period;

    iii. In addition, as part of the Post-employment Certification process, the Access Person will indicate whether or not he/she agrees to inform MCR in writing if such Access Person becomes employed by any other employer within the period of five years after the date of the termination of the Access Person's employment with MCR if such new employer or any of its affiliates is an issuer or obligor,

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[1] For purposes of this policy, references to "underwriter" apply only to the lead underwriter who typically is MCR's primary point of contact.

arranger, underwriter, or sponsor of a security rated by MCR or an entity subject to a credit rating of MCR during the Look-back Period;

iv. Compliance will review the Post-employment Certification form completed by the departing Access Person and perform an initial assessment on whether or not the look-back review is needed.

v. The Analytical Groups are responsible for providing a list to Compliance setting forth all credit ratings, the securities or entities rated, issuer/obligor and other related third parties for such securities that the Access Person has participated in any capacity in determining the credit ratings during the Look-back Period to assist with the assessment. The list shall also contain information on the Access Person's specific roles and other relevant information.

b. Access Persons will be deemed to be participating in determining a credit rating, if during the Look-back Period:

i. the Access Person acted as the primary or secondary analyst with respect to the rated security or entity; or

ii. the Access Person chaired or voted in the rating committee process with respect to the rated security or entity; or

iii. the Access Person supervised an Access Person who voted in the rating committee process with respect to the rated security or entity; or

iv. the Access Person participated in loan reviews, levels reviews and/or other pre-committee meetings where analytical decisions are made.

2. CONDUCTING A LOOK-BACK REVIEW

Once the Compliance Department has determined that a look-back review is required, the Compliance Department will form a Look-Back Review Committee to review the credit ratings work performed by the Access Person with respect to the respective issuer or obligor, arranger, underwriter, or sponsor of a security rated by MCR or an entity subject to a credit rating of MCR during the Look-back Period.

a. The Look-Back Review Committee will consist of at least three persons, including at least one member of the Compliance Department and at least one analyst supervisor. The analyst supervisor selected may not be the direct team or deal lead of the Access Person subject to the review during the look-back period and may not have been the secondary analyst on the transactions reviewed by the analyst supervisor during the look-back review.

b. The Look-Back Review Committee will act by a majority of its members to determine whether any conflicts of interest of the Access Person influenced the rating and provide a report of its findings to the Designated Compliance Officer, Human Resources, and the Managing Director of the applicable analytical group.

c. The Look-Back Review Committee may consider the following items in its conflict of interest determination with respect to the Access Person:

i. Emails of the Access Person and email searches related to the applicable obligor, issuer, arranger, underwriter or sponsor during the applicable Look-back Period;

ii. Policy or procedural failures or exceptions initiated or granted to the Access Person with respect to the applicable obligor, issuer, arranger, underwriter or sponsor (for example, unsubstantiated diversions from credit ratings methodologies or criteria, or rating committee actions without a quorum);

iii. The credit ratings report and working files related to the credit rating determinations subject to the look-back review; and

iv. Comparisons of the credit ratings of the rated securities or entity with applicable obligor, issuer, arranger, underwriter or sponsor subject to the look-back review to its peers to evaluate whether the rating analysis was consistent, particularly related to exceptions to the credit ratings methodology or criteria.

d. When the Look-Back Committee determines that a conflict of interest existed, the Look- Back Committee will require the analytical group that issued the credit rating to re-rate the transaction subject to the conflict, in accordance with Morningstar's methodology, criteria, policies and procedures.

3. DISCLOSURES

Once the transaction is rerated, MCR will publish updated ratings report or other publication including:

a. An explanation that the reason for the action is the discovery that a credit rating assigned to the obligor, security, or money market instrument in one or more prior rating actions was influenced by a conflict of interest, including a description of the nature of the conflict;

b. The date and associated credit rating of each prior rating action that MCR has determined was influenced by the conflict, and

c. A description of the impact the conflict had on the prior rating action or actions;

If there is no change to the rating, the updated ratings report must also include an explanation as to why no rating action was taken to revise the credit rating notwithstanding the presence of the conflict of interest. For a revised investor-paid surveillance credit rating, notice will be delivered via MCR's subscription website or through an email to current subscribers and appear in the next issued ratings report.

For a revised initial issuer-paid rating, notice will be delivered via a revised report posted to MCR's public website.

For revisions affecting both an issuer-paid initial rating and a subsequent investor-paid surveillance credit rating, notices will be delivered via MCR's public website and to current subscribers via the subscription website or through an email to current subscribers.

The re-rating process and publication of a new ratings report will take place as soon as reasonably possible after it is concluded that a revised credit rating is required. A reasonable amount of time is at least the amount of time it would typically take MCR to initially rate a similar transaction. Effective June 15, 2015, if the credit rating is not revised or affirmed within 15 calendar days of the date of the discovery that the credit rating was influenced by a conflict of interest, Morningstar must place the credit rating under review and include with the ratings publication the reason for the action is the discovery that the credit rating was influenced by a conflict of interest.

4.   PROCEDURES FOR TRACKING EMPLOYMENT OF FORMER ACCESS PERSONS

Compliance is responsible to track and document all post-employment activities of any former Access Person that was a senior officer, credit rating analyst or credit rating analyst supervisor for a period of five years after their date of departure from MCR. The ongoing tracking shall consist of the following: Compliance will conduct quarterly internet searches to verify the post-employment activities of certain former employees falling within scope of the monitoring. The annual conflict of interest questionnaire includes a list of certain former employees falling within scope of the monitoring and their post-employment activities. The questionnaire requests the Analytical Groups to provide any information that contradicts or supplements these records.

5.   PROCEDURES FOR SUBMITTING AN EMPLOYMENT TRANSITION REPORT

Section 15E(h)(5) of the Securities Exchange Act of 1934 requires MCR to report to the SEC any situation in which a former Access Person obtains employment with any obligor, issuer, underwriter, or sponsor of a security or money market instrument for which MCR issued a credit rating during the 12-month period prior to their new employment. MCR is required to submit an "Employment Transition Report" to the SEC indicating the following:

   a.   If the former Access Person was a senior officer of MCR;

   b.   participated in any capacity in determining credit ratings for a covered company; or

   c.   supervised an analyst that participated in any capacity in determining credit ratings for a covered company.

Upon receiving the Employment Transition Report, the SEC will make the information publicly available on their ETR Website. Employee Transition Reports submitted by other NRSROs can also be viewed here.



MORNINGSTAR CREDIT RATINGS, LLC ("MCR")

POLICIES AND PROCEDURES

LOGGING INQUIRIES FROM USERS OF OUR CREDIT RATINGS

Morningstar Credit Ratings, LLC ("MCR") now requires analysts to log incoming inquiries from users of MCR's credit ratings. These procedures are also a guide for inputting inquiries and uploading related documents to the log within MCR's applicable databases.

What types of inquiries must be logged?

All *incoming* inquiries received by MCR analysts from users of our credit ratings, including our subscribers or investors that relate to MCR's analysis or products. These inquiries may be received via phone, email or mail. Analysts are also required to log their response, and/or any action taken in response, to these inquiries.

This database isn't for logging communications that are part of your rating process, such as communications with servicers or issuers or arrangers as part of the ratings process. Documents that relate to those types of communications should be deposited into the relevant ratings file, in accordance with MCR's documentation policies and procedures. Additionally, this database is not for logging media calls or requests. All calls or meetings with media should be coordinated through MCR's Marketing Department, in accordance with MCR's procedures.

Where should the inquiries be logged?

Analysts should use the applicable system database dedicated for their team. The Structured team uses Quickbase and the Corporate/Financial Institutions team uses BD Vision.

What if the inquiry could be considered a complaint under MCR's Code of Ethics?

If an analyst believes an inquiry should be treated as a complaint, the analyst must:

- Immediately notify the Compliance Department that the inquiry logged in the applicable database is a potential complaint.
- Record all necessary information in the inquiry as required under MCR's complaint policy under Section VI of MCR's Code of Ethics.

If appropriate, the contents of the inquiry will also be required to be forwarded to your manager. For more information regarding MCR's complaint policy, please see Section VI of MCR's Code of Ethics.

What if the complaint inquiry is not detected by the analyst?

Compliance monitors these databases on a regular basis to ensure all complaint inquiries are recorded.

Who do I talk to if I have further questions regarding these policies and procedures?

Contact the Compliance Department regarding any questions you have related to these policies and procedures.



MORNINGSTAR CREDIT RATINGS, LLC ("MCR")

Policy and Procedure

Treatment of Tips Alleging Material of the Law

Section 15E(u) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that Morningstar Credit Ratings, LLC ("MCR") refer to the appropriate law enforcement or regulatory authorities any information that it has received from a third party and finds credible that alleges that an issuer of securities rated by MCR has committed or is committing a material violation of law that has not been adjudicated by the relevant court (a "Tip"). The purpose of this policy is to serve as a guide Access Persons in the event he or she receives a Tip.

What do I do if I receive information that may be a Tip?

If you receive a potential Tip, you should create a written record of the potential Tip, which may include:

a. The name of the relevant of issuer,
b. The identity and contact information of the tipper,
c. The date the potential tip was received by you,
d. How the tipper came into contact with you (phone, email, letter, etc.),
e. A description of the illegal activities or conduct alleged by the tipper, and
f. Whether the information provided is non-public.

You may not be able to obtain all the forgoing information from the tipper. For example, a tipper may want to keep his or her identity private. However, if the tipper declines to provide you with this type of information, it should be noted in your written record. An example template is attached as Exhibit A. An email containing this information is also a sufficient written record for purposes of these policies and procedures.

Once I create the written record of a potential Tip who do I send it to?

All potential Tips must be submitted by providing the written record of the potential Tip, along with any written communications or documentation sent by the tipper to you (i.e., an email, letter or any documents related to the allegations) should be forwarded to the Compliance Department (NRSROcompliance@morningstar.com). Any potential Tips received via voicemail should not be erased and must be forwarded to the Designated Compliance Officer. Potential Tips should be passed onto the Compliance Department as soon as reasonably practicable.

Do I need to verify the accuracy of a potential Tip?

No, MCR is not required to verify the accuracy of any potential Tip received. Furthermore, MCR does not have the authority or capability to formally investigate all potential or actual Tips. One of the purposes of these policies and procedures is to provide a mechanism for a Tip to be sent to the appropriate law enforcement or regulatory authorities who have the capability, resources, and legal authority to investigate the Tip.

How do I know whether the allegations made are a "material" violation of the law?

If you're unsure whether the allegations of illegal activity are made by a tipper are material, you should err on the side of reporting the potential Tip in accordance with these policies and procedures.

How do I know whether the allegations made actually violate the law?

If you receive negative allegations about an issuer, but you're unsure whether the allegations made actually constitute illegal conduct, you should err on the side of reporting the information as a potential Tip in accordance with these policies and procedures.

Are potential and actual Tips confidential information?

Yes, which means any information with respect to a potential or actual Tip should not be shared externally and shared internally on a need-to-know basis. Generally, this means that you can only share information about a potential or actual Tip solely in the execution of your responsibilities under these policies and procedures.

What if the potential Tip contains information that may be significant to a rating decision?

No action with respect to the issuer's ratings will be taken until the Compliance Department has notified the analyst and the applicable ratings committee that it has completed its review the potential Tip and it has concluded that it is credible. See – "How will the Compliance Department handle the Tip?" below.

If the information provided in connection with a potential Tip could be significant to a rating decision and is credible, the analyst and applicable ratings committee for the transaction will be expected to consider this information in its credit analysis. Notwithstanding the forgoing, if considering information of this type is inconsistent with the applicable ratings group's methodologies, policies or procedures, nothing in these policies and procedures shall require the ratings committee to do so.

How do I document information related to a potential or actual Tip that is used in making a rating decision?

If the information provided in connection with a potential or actual Tip is utilized in a ratings analysis, it should be documented into the ratings file consistent with MCR's Documentation Policies and Procedures and the ratings file maintenance practices for the applicable ratings group. However, only portions of the Tip File relevant to the ratings analysis will be retained directly into the applicable ratings file.

How will the Compliance Department handle the potential Tip?

A review of all potential Tips will be coordinated by the Compliance Department. The purpose of the review will be to determine whether the potential Tip is an actual Tip, and therefore, the allegations appear to be credible, and if true, would constitute a material violation of law that has not been adjudicated by the relevant court and appear to be sufficiently credible. Typically, this will include coordinating a review of the potential Tip by internal and/or external legal counsel; and coordinating and overseeing the inquiries made by the applicable ratings committee and/or analysts with the issuer when following up on a potential Tip. Unless the tipper does not object, the identity of the tipper should not be provided to the issuer.

If the potential Tip is deemed to be an actual Tip, the applicable rating analyst and/or committee members will be notified by the Compliance Department, which will provide them with the information that they require regarding the Tip, so they may complete their rating analysis.

Additionally, the Compliance Department will work with internal and/or external counsel to contact and notify the relevant regulatory or law enforcement authority regarding the Tip. The Tip will also be entered into MCR's Tip Log and a Tip File will be created. The Compliance Department will coordinate the documentation of the Tip by creating a Tip File that will contain, to the extent applicable,

   a. the Tip Memo;
   b. any internal memos related to the internal review of the Tip;
   c. any written correspondences with the Tipper; and
   d. any written correspondences with the relevant regulatory authorities.

Who do I talk to if I have further questions regarding Section 15E(u) of the Exchange Act or these policies and procedures?

Contact the Compliance Department regarding any questions you have related to Section 15E(u) of the Exchange Act or the applicability or interpretation of these policies and procedures.

TIP MEMO
[DATE]

Name of Issuer:

Name of Tipper:

Tippers Contact Information:
        Address:
        Phone:
        Email:

Date Tip Received:

How Tipper contacted you (email, phone, letter, etc.):

Is the information received non-public? (Yes, No, or Unsure):

Description of the allegations (please include all details provided by the Tipper related to the allegations, for example, the names or titles of the people involved, relevant dates or time frames when the events related to the allegations occurred, and how the tipper came to know this information):

PLEASE PROVIDE THIS TIP MEMO AND ANY CORRESPONDENCES WITH THE TIPPER TO THE COMPLIANCE DEPARTMENT. TIP MEMOS SENT VIA EMAIL CAN BE FORWARDED TO THE COMPLIANCE DEPARTMENT AT NRSROCOMPLIANCE@MORNINGSTAR.COM.